BARK GROUP INC.
Ostergade 17-19, 3rd Floor, DK-1100
Copenhagen K, Denmark
Tel: +45 7026 9926

December 16, 2008

VIA EDGAR

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Mr. Larry Spirgel / Ms Christine Adams

Dear Sirs/Mesdames:

Bark Group Inc. (the “Company”)
Form S-1/A filed December 12, 2008 (the “Registration Statement”)
SEC File No. 333-150526

The Company hereby requests acceleration of the effective date of its Registration Statement as of 12:00 p.m. (EST) on Wednesday, December 17, 2008, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. The Company further acknowledges that:

  should the United States Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call the undersigned if you have any questions.

BARK GROUP INC.

Per: /s/ Bent Helvang

Bent Helvang
Chairman